NO ACT

PE
9-6-13



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549





13003547

DIVISION OF
CORPORATION FINANCE

October 30, 2013

Alan L. Dye
Hogan Lovells US LLP
alan.dye@hoganlovells.com

Act: 1934
Section:
Rule: 14a-8 (i)(5)
Public
Availability: 10-30-13

Re: Walgreen Co.
Incoming letter dated September 6, 2013

Dear Mr. Dye:

This is in response to your letters dated September 6, 2013 and October 9, 2013 concerning the shareholder proposal submitted to Walgreen by CtW Investment Group. We also have received a letter on the proponent's behalf dated September 27, 2013. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Jonathan A. Ingram
Acting Chief Counsel

Enclosure

cc: Cornish F. Hitchcock
Hitchcock Law Firm PLLC
conh@hitchlaw.com

October 30, 2013

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Walgreen Co.
Incoming letter dated September 6, 2013

The proposal requests that the board adopt a "proxy access" bylaw, with conforming amendments to related bylaws, with the procedures and criteria set forth in the proposal.

We are unable to concur in your view that Walgreen may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor Walgreen in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we do not believe that Walgreen may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Matt S. McNair
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



October 9, 2013

BY ELECTRONIC MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
shareholderproposals@sec.gov

Re: Walgreen Co. (Commission File No. 001-00604) – Rule 14a-8 Shareholder Proposal Submitted by CtW Investment Group

Ladies and Gentlemen:

I am writing in response to the letter from Proponent's counsel dated September 27, 2013, in which the Proponent contends that the Company has not sustained its burden of establishing that the Proponent's proxy access proposal may be excluded from the Company's 2014 proxy materials under Rule 14a-8(i)(3). For the reasons set forth below and in my letter of September 6, 2013, I believe that is not the case.

The Proposal asks shareholders to adopt a resolution recommending that the Company's board of directors adopt a bylaw which would permit one or more shareholders who have owned at least three percent of the Company's voting stock for at least three years to include in the Company's proxy statement nominees for up to 20% of the number of board seats comprising the full board of directors. The Proposal sets forth in detail many of the terms of the proposed proxy access bylaw, including a notice requirement and a requirement that the nominator provide certain information to the Company regarding the nominator and the nominee(s). The Proposal also directs the Company's board of directors to adopt "conforming amendments to related bylaws."

The Proposal Does Not Explain its Impact on Other By-Laws

As indicated in my prior letter, the Proposal is vague and indefinite because, among other reasons, neither shareholders voting on the Proposal nor management in attempting to implement it would know with reasonable certainty which of the Company's existing By-Laws are "related" to the proposed proxy access bylaw or how those By-Laws, once identified, would be "conformed" to the proxy access bylaw. So few companies have adopted proxy access that the impact of a proxy access bylaw on a company's other bylaws is not a matter of general understanding or established practice. Because proxy access seeks to provide greater nominating privileges to a defined class of minority shareholders, any bylaw addressing the balancing of interests and privileges among groups of shareholders, or between minority shareholders and the company, might be considered a "related" bylaw.

The Proponent's primary argument is that the Proposal cannot be vague and indefinite because the Proposal leaves the Board free to determine for itself which bylaws are related and to conform those bylaws as the Board sees fit. Requiring that the Board identify and resolve the ambiguities in the Proposal does not, however, eliminate the ambiguities or make the proposal any less vague and indefinite. The Proponent's suggestion to the contrary is inconsistent with the Staff's longstanding position that a proposal is vague and indefinite unless shareholders, too, can determine what actions the proposal would require the board to take. *See Staff Legal Bulletin No. 14B* (Sept. 15, 2004). Otherwise, the board's implementation of the proposal might differ significantly from the actions envisioned by shareholders in voting on the proposal. *See, e.g., Fuqua Industries* (March 12, 1991).

The Proponent implicitly acknowledges the guesswork that would be involved in implementing the Proposal by attempting to downplay the significance of identifying "related" bylaws, as the Proposal directs the Board to do. The Proponent characterizes other bylaws allocating power and privileges among shareholders as "non-material" and suggests that shareholders would not care how the Proposal might affect those bylaws. To the contrary, we consider many of the Company's existing By-Laws to be material elements of the Company's governance structure, and we believe shareholders would need to know how those By-Laws would be affected before they could cast an informed vote on the Proposal.

A clear example is the Company's By-Law providing for cumulative voting. Cumulative voting allows a shareholder to concentrate its voting power in favor of one (or some other number less than all) directors standing for election at a meeting of shareholders. As the SEC's website (http://www.sec.gov/answers/cumulativevote.htm) notes, "[c]umulative voting is a type of voting process that helps strengthen the ability of minority shareholders to elect a director." Cumulative voting has long been considered by corporate governance experts to be a powerful tool that provides minority shareholders the opportunity to gain representation on a corporation's board of directors. Given the substantial voting power a nominating shareholder could wield in electing its own nominee utilizing cumulative voting, Hewlett-Packard, in adopting a proxy access bylaw earlier this year, provided that its cumulative voting provision would not be available to a nominating shareholder seeking to cumulate its votes in favor of its nominee.

Despite the significance of cumulative voting and its potential to be considered "related" to proxy access, the Proponent makes no effort to explain whether the Company's cumulative voting By-Law is related to proxy access or, if so, how cumulative voting would be affected by implementation of the Proposal. Instead, the Proponent dismisses cumulative voting as inconsequential, asserting that the Company has offered no evidence that "cumulative voting is normally be [sic] a material concern to shareholders." The Company's shareholders, however, may have a very different view of the importance of cumulative voting. Shareholders might, for example, be surprised to discover that implementation of proxy access could be accompanied by a corresponding limitation on their ability to cumulate votes in director elections or, conversely, that, without such a limitation, a nominating shareholder with a special interest could, with the support of a relatively small minority of shareholders, utilize the Company's proxy statement to nominate and elect a director despite opposition from the vast majority of the Company's shareholders.

Because the election of directors is at the heart of a company's corporate governance, it is important that shareholders be provided with sufficient information when voting (and the Board when considering implementation) to understand what implementation of the Proposal would require and how implementation would affect the balance of power and privileges among all shareholders. Nevertheless, the Proposal offers no clue whether or how the Proposal would affect cumulative voting rights or any of the other By-Laws referenced in my prior letter and, therefore, is vague and indefinite.

The uncertainty surrounding the manner in which the Proposal would be integrated with the Company's existing By-Laws is exacerbated by the investing public's unfamiliarity with the intricacies and implications of proxy access. While the Proponent identifies five companies at which shareholders voted on proxy access proposals in recent years, it is a considerable leap to conclude, as the Proponent does, that the submission of proxy access proposals at such a small number of companies means that proxy access "is thus familiar" to both companies and shareholders. In particular, familiarity with the impact of proxy access on cumulative voting (not to mention other provisions according privileges to minority shareholders) is highly unlikely given that, according to recent survey data, fewer than 7% of S&P 500 companies allow cumulative voting.

The Proposal is Inconsistent with Existing By-Laws

We believe that the Proposal is vague and indefinite for the additional reason that it is inconsistent with the Company's existing By-Laws. For example, as noted in my prior letter, the Proposal's notice and information delivery requirements conflict directly with the notice and information delivery requirements currently applicable to shareholder nominations under the Company's existing By-Laws. How these inconsistencies might be resolved, to the extent they can be, is not explained anywhere in the Proposal.

The Proponent argues that the Company's existing bylaws can't be inconsistent with the Proposal because the Proposal merely asks shareholders to approve a "basic policy question: Should certain shareholders who hold a specified percentage of shares have the right to have their board candidates included in the company-prepared proxy materials." Where this general policy question lurks in the detailed specificity of the Proposal is not apparent. Far from seeking a referendum on a general policy question, the Proposal seeks implementation of a specific proxy access bylaw which not only embodies the "3%/3 years/20% cap" provisions noted by the Proponent, but also establishes notice requirements, information delivery requirements, and other nomination procedures. These specific procedures directly conflict with the nomination procedures in the Company's existing bylaws.

Conclusion

It simply is incontrovertible that proxy access is an evolving issue that is unfamiliar to many shareholders. Moreover, as indicated in my prior letter, the variations in the few proxy access bylaws that have been adopted are significant. Shareholders are entitled to have a clear idea of what they are voting on when presented with a proxy access proposal. The Proposal falls well short of that mark.

For the reasons set forth above and in my prior letter, we remain of the view that the Company may exclude the Proposal from the Company's 2014 proxy materials under Rule 14a-8(i)(3).

Sincerely,



Alan L. Dye

cc: Michael Pryce-Jones (CtW Investment Group)
Cornish F. Hitchcock (Hitchcock Law Firm)
Lydia Mathas (Walgreen Co.)
Mark L. Dosier (Walgreen Co.)

HITCHCOCK LAW FIRM PLLC
5614 CONNECTICUT AVENUE, NW • No. 304
WASHINGTON, D.C. 20015-2604
(202) 489-4813 • FAX: (202) 315-3552

CORNISH F. HITCHCOCK
E-MAIL: CONH@HITCHLAW.COM

27 September 2013

Office of the Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: No-action request from Walgreen Co. (Incoming letter dated 6 September 2013)

Dear Counsel:

I write on behalf of CtW Investment Group, which submitted the proposal at issue here (the "Proposal") to Walgreen Co. ("Walgreens" or the "Company"). By letter dated 6 September 2013, Walgreens sought no-action relief as to this Proposal, which had been submitted for inclusion in the proxy materials to be distributed prior to Walgreens' 2014 annual meeting. For the reasons set out below, we respectfully ask the Division to deny the requested relief.

The Proposal and Walgreens' objections.

The Proposal is a straight-forward "proxy access" proposal that seeks an amendment to the bylaws to allow holders of at least three percent of Walgreens' outstanding shares for three years to have the candidates they nominate for the board of directors appear in company-prepared proxy materials. The total number of candidates nominated in this fashion cannot exceed 20 percent of the number of board members then serving. The Proposal tracks the key elements of a rule that the Commission adopted in 2010 and that was remanded for further consideration a year later.

We note, although the point is not legally relevant, that this Proposal is virtually identical to proposals that shareholders voted to adopt in recent years at Verizon Communications, CenturyLink, Chesapeake Energy Corp., Darden Restaurants and Nabors Corp. Indeed, the boards at Hewlett-Packard and Chesapeake Energy responded to these "yes" votes by recommending bylaw amendments, which their shareholders voted to adopt.

The topic of proxy access is thus familiar to companies, stockholders and the Commission, yet Walgreens has decided to object to certain minor aspects of the Proposal on the ground that they are materially false or misleading within the meaning of Rule 14a-9 and may thus be excluded from Disney's proxy under Rule 14a-8(i)(3). As we now explain, Walgreens has not sustained its burden of proving that the Proposal may be excluded. We take each point in turn.

Discussion.

Walgreens aims its fire at the first part of the "resolved" clause, which states:

> Resolved: The shareholders of Walgreens hereby ask our Board to adopt a "proxy access" bylaw, with conforming amendments to related bylaws, that require Walgreens to include in any proxy materials prepared for a shareholder meeting at which directors will be elected, the name, Disclosure and Statement (as defined herein) of any person nominated for election to the Board by a shareholder or group thereof (the "Nominator") that meets the criteria set out below. Walgreens shall allow shareholders to vote on such nominee(s) on Walgreens' proxy card.

The remainder of the resolution sets forth key criteria (beneficial ownership of at least three percent of Walgreens' outstanding common stock for three years, with the total number of nominees not to exceed 20 percent of the number of directors at the time the nomination is submitted).

Walgreens contends that the Proposal is subject to multiple inter- pretations, such that neither the board nor shareholders would know how it could be implemented. Specifically, Walgreens claims that the Proposal (a) sets out nominating procedures that "are inconsistent in certain respects" with procedures in the company's bylaws, (b) would "alter significantly" the manner in which the bylaws allow shareholders to take action that may be "inconsistent with the desires of other shareholders or the Company," and (c) "makes no effort . . . to address how the Proposal would be integrated" with the current bylaws. Walgreens Letter at 3.

There is a short – and overarching – answer to these objections and others, namely, that the Proposal puts before shareholders a basic policy question: Should certain shareholders who hold a specified percentage of shares have the right to have their board candidates included in the company-prepared proxy materials? Walgreens might have a point if this were a proposal recommending that proxy access be available to "long-term shareholders holding a significant number of shares who wish to nominate a short slate." However, there is no ambiguity as to the numerically precise "3%/3 years/20% cap" heart of this Proposal, and Walgreens does not claim that any exists. Rather, Walgreens catalogues several secondary, non-material issues that are best left to the board's discretion to address during implementation, consistent with the overarching 3-3-20 recommendation.

In response, we would acknowledge that the proposal is "inconsistent in certain respects" with the current nomination procedures that deny shareholders access to the proxy; but what of it? If the proponent approved of the current nomination procedures, there would be no reason to offer the Proposal. And even if one thought that the Proposal may "significantly alter" the way that shareholders can act under the bylaws, the goal of the Proposal is "alter" those procedures. (Of course, the "significance" of any proposed change is in the eye of the beholder.) As for Walgreens' claim that the Proposal unduly favors some shareholders to the detriment of others, that argument is more properly suited for an opposition statement. (Also, the fact that Walgreens can formulate such a policy objection indicates that the Proposal is not vague in terms of what is being proposed.)

As to the charge that the proposal fails to explain how the proposed proxy access regime "would be integrated with the existing By-laws," that is the wrong question. The proposal seeks enactment of a specific policy, while leaving the details of implementing the basic policy where they belong, with the board. In addition – and this is key – the Proposal anticipates this objection by stating that the proposed policy should be implemented "with conforming amendments to related bylaws." Rather than accept this language in the spirit in which it is offered, however, *i.e.*, as leaving the board with discretion to determine how to implement the proposed policy, Walgreens instead complains that the language is too vague. What are "related" provisions, the Company asks – although by cataloguing them, Walgreens demonstrates that it knows full well the answer to that question.

To take one example, Walgreens notes that when Hewlett-Packard's board decided to draft and seek shareholder approval of a proxy access bylaw, HP decided that cumulative voting should not be available to a nominating shareholder, who might cumulate its votes in favor of its nominee. True enough, but the argument is a red herring. Questions about how a shareholder may *vote* on shareholder-nominated candidates are distinct from the question of whether those nominees should be included in company-prepared proxy materials. Also, one doubts that when shareholders ponder how to vote on this proxy access proposal, they invariably ask, "What about cumulative voting?" Certainly, Walgreens offers no evidence that this is the case or that cumulative voting is normally be a material concern to shareholders.

Thus, the Proposal does a more than adequate job of advising shareholders as to the material elements of the proposed policy, namely, proxy access under a "3%/3years/20% cap" formulation. Issues about cumulative voting, a precise definition of beneficial ownership, an exclusion of nominees with a criminal record are plainly subsidiary to the issue of whether shareholders should have access to the management-prepared proxy. Nor does Walgreens explain why, as the board answers those subsidiary questions (as HP has done), the board might end up with a bylaw that departs materially from the basic 3-3-20 formula of the resolution. Thus, the notion that the proposal is subject to multiple interpretations cannot be sustained.

Despite the clarity of the Proposal's core policy recommendation, Walgreens argues that exclusion is warranted, citing two letters where the criteria being proposed for electing directors were not clear. However, the situations there were markedly different. The proposal in *Exxon Corp.* (29 January 1992) would bar nominees who had taken a company into bankruptcy "after losing a considerable amount of money." One's view as to what is a "considerable amount of money" may vary widely, so exclusion on vagueness grounds should come as no surprise. At issue in *Dow Jones & Co.* (9 March 2000) was a convoluted, handwritten and partially illegible proposal that defies a brief summary, as the text below will indicate.[1] The Proposal here is clearly in a different league.

Walgreens next argues that the Proposal may be excluded because it is inconsistent with the current bylaws, and the perceived inconsistencies are not addressed. Walgreen Letter at 6. The letters Walgreens cites, however (*Staples, Inc.* (13 April 2012) and *Bank Mutual Corp.* (11 January 2005)), may be distinguished because they sought the adoption of bylaws that were plainly inconsistent with the existing bylaws and either (a) said nothing about how to harmonize the new provision or (b) deprived the board of discretion to harmonize the proposals, assuming that they were not irredeemably inconsistent.

---

[1] Commencing in Calendar Year 2,001 members of the Dow Jones and Company, Inc ("Corporation") Board of Directors ("Directors") it is requested shall be ballotted upon in the following manner by the shareholders of the class of stockholders who're common shareholders of the Corporation. This shareholder proposal it's requested shall not apply to directors who're ballotted upon by Stockholders representative of the Founders or their successors of the Corporation.

That total shall be divided by number directors ballotted upon. ONE ballot vote shalled be added to number of division. That whole number shall be the number a director must get to be the VICTOR.

Choice [illegible] shall be by designations, #01, #02, #03, et cetera.

Firstly, all ballots marked "1" shall be counted.

After that's done those with "02" on them shall be counted, et cetera until total number of directors shall be ballotted upon and are declared victors.

Director nominees who have top number of votes although they may not all have the number of ballots of shareholder ballot votes divided by number of directors to be ballotted upon and declared victor by adding #1 in spite that they did not get that number

In event a vacancy occurs in event one of directors(s) elected in this manner between one annual meeting shareholders and next one it's respectfully requested the director nominee who received the top vote without being victor shall be declared victor upon re-opening of the ballotting and counting of the successor numbering of ballots of the ballots of the director who vacates the office of director.

The alleged inconsistencies here, however, are not inconsistent with the Proposal, so the major premise of this argument collapses of its own weight. Walgreens first notes that the Proposal requires the nominator to submit certain information, whereas the Company's bylaws require nominees to file information. There is no conflict, however, as the Proposal is not an "either/or" proposition. The Proposal that the nominator should file certain information in no way limits Walgreens' ability also to require information from the nominee.

Walgreens' second alleged inconsistency (at p. 7) must fail for the same reason. It is simply not true that the Proposal would require shareholders to receive less information than they now receive. The Proposal does not say "The board shall have no power to require a nominator or nominee to submit further information." Thhe Proposal in no way limits the board's ability to require information beyond the data set out in the Proposal. In the final analysis, there is no basis for Walgreens' claim(at p. 8) that the Proposal is "irreconcilable" with the existing bylaws. To the extent that the existing bylaws need to be harmonized with the proposed 3-3-20 policy, the Proposal explicitly gives the board the discretion to make appropriate adjustments.

Conclusion.

For these reasons, CtW Investment Group respectfully asks the Division to deny the requested relief. Please feel free to contact me if there are any questions or if there is further information that we can provide.

Sincerely yours,



Cornish F. Hitchcock

cc: Alan L. Dye, Esq.
Michael Pryce-Jones


Hogan Lovells US LLP
Columbia Square
555 Thirteenth Street, NW
Washington, DC 20004
T +1 202 637 5600
F +1 202 637 5910
www.hoganlovells.com

Rule 14a-8(i)(3)

September 6, 2013

BY ELECTRONIC MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
shareholderproposals@sec.gov

Re: Walgreen Co. (Commission File No. 001-00604) – Rule 14a-8 Shareholder Proposal Submitted by the CtW Investment Group

Ladies and Gentlemen:

On behalf of Walgreen Co. (the "Company"), we are submitting this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 to notify the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude from its proxy materials for its planned January 8, 2014 annual meeting of shareholders (the "2014 proxy materials") a shareholder proposal and statement in support thereof (the "Proposal") received from CtW Investment Group (the "Proponent"). We also request confirmation that the staff of the Division of Corporation Finance will not recommend to the Commission that enforcement action be taken if the Company omits the Proposal from its 2014 proxy materials for the reasons discussed below.

A copy of the Proposal and related correspondence with the Proponent is attached hereto as *Exhibit A*.

In accordance with *Staff Legal Bulletin No. 14D* (Nov. 7, 2008) ("SLB No. 14D"), this letter and its exhibits are being delivered by e-mail to shareholderproposals@sec.gov. Pursuant to Rule 14a-8(j), a copy of this letter and its exhibits also is being sent to the Proponent. Rule 14a-8(k) and SLB No. 14D provide that a shareholder proponent is required to send to the company a copy of any correspondence which the proponent elects to submit to the Commission or the staff. Accordingly, we hereby inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the staff relating to the Proposal, the Proponent should concurrently furnish a copy of that correspondence to the undersigned by e-mail.

The Company currently intends to file its definitive 2014 proxy materials with the Commission and begin dissemination thereof on or about November 25, 2013.

THE PROPOSAL

The Proposal requests that Walgreen shareholders approve the following:

"**Resolved:** The shareholders of Walgreens hereby ask our Board to adopt a "proxy access" bylaw, with conforming amendments to related bylaws, that require Walgreens to include in any proxy materials prepared for a shareholder meeting at which directors will be elected, the name, Disclosure and Statement (as defined herein) of any person nominated for election to the Board by a shareholder or group thereof (the "Nominator") that meets the criteria set out below. Walgreens shall allow shareholders to vote on such nominee(s) on Walgreens' proxy card.

The number of shareholder-nominated candidates appearing in proxy materials shall not exceed 20 percent of the number of directors then serving. This bylaw should provide that a Nominator must:

(a) Have beneficially owned 3 percent or more of Walgreens' outstanding common stock continuously for at least three years before the nomination is submitted;

(b) Give Walgreens written notice within the time period identified in Walgreens' bylaws, of information required by the bylaws and any rules of the Securities and Exchange Commission about (i) the nominee, including his or her consent to being named in the proxy materials, to serving as a director if elected, and to public disclosure of data required by Walgreens' bylaws; and (ii) the Nominator, including proof of ownership of the required shares (the "Disclosure"); and

(c) Certify that (i) it assumes liability stemming from any legal violation arising out of the Nominator's communications with shareholders, including the Disclosure and Statement; (ii) it will comply with all applicable legal requirements in its own soliciting material; and (iii) to the best of its knowledge, the required shares were acquired in the ordinary course of business and not to change or influence control at Walgreens.

The Nominator may submit with the Disclosure a supporting statement not exceeding 500 words (the "Statement"). The Board shall adopt procedures for timely resolving disputes over whether the notice of a nomination, Disclosure and Statement satisfy the bylaw and any applicable regulations, and the priority to be given to multiple nominations exceeding the 20 percent limit."

BASIS FOR EXCLUSION—RULE 14a-8(i)(3)

The Company intends to exclude the Proposal from the 2014 proxy materials pursuant to Rule 14a-8(i)(3), which permits exclusion of a shareholder proposal that is "contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Proposal is false and misleading in that it is vague and indefinite in at least two respects. First, the Proposal fails to explain how the proposed by-law amendment would be integrated with the Company's existing by-laws governing the rights of shareholders, including the right of shareholders to propose nominees at a meeting of shareholders. Second, the Proposal would add to the Company's by-laws a provision that directly conflicts with other provisions of the Company's by-laws, without explaining how the conflicts would be resolved. As a result, neither shareholders nor the board of directors would be able to determine with any reasonable certainty exactly what actions or measures the Proposal requires.

The Proposal is Subject to Multiple Interpretations, Such that Neither the Board Nor Shareholders Would Know What Implementation Would Require

The Proposal seeks approval of an amendment to the Company's by-laws (the "By-Laws") which would allow shareholders meeting certain eligibility requirements to compel the Company to include in its proxy statement the shareholder proponent's nominees to the Company's board of directors, in opposition to the Company's nominees. The amendment to the By-Laws sought by the Proposal would establish procedures a shareholder would have to follow to propose a nominee for inclusion in the Company's proxy statement, which procedures are inconsistent in certain respects with the procedures applicable to shareholder nominations under the Company's advance notice by-law (as described below). In addition, the Proposal would alter significantly the manner in which the By-Laws enable one or more shareholders to take action that may be inconsistent with the interests or desires of other shareholders or the Company. The Proposal makes no effort, however, to address how the Proposal would be integrated with the existing By-Laws. Instead, the Proposal merely states that the proposed proxy access by-law should be accompanied by "conforming amendments to related bylaws."

As an initial matter, it is unclear which existing By-Laws would be considered "related" to the proposed proxy access by-law. Proxy access by-laws are extremely rare among U.S. public companies, and there is no consensus or general understanding regarding how they should be structured or how they should be integrated with other mechanisms through which shareholders initiate corporate action. Opinions vary widely as to how proxy access and other mechanisms for shareholder action should be structured to balance the resulting power and privileges among groups of shareholders who may have divergent interests, and between shareholders (particularly minority shareholders) and the company. Other by-law provisions that factor into this balance include, but are not limited to, advance notice requirements, provisions that allow holders of a specified minimum number of securities to call a special meeting of shareholders, and provisions that allow shareholders to take action by written consent without a meeting of shareholders.

All of these forms of shareholder action, like proxy access, have the potential to allow a group of shareholders, including in many cases a group comprising less than a majority of shareholders, to take action that may not be in the interests of other shareholders. As a result, all of these provisions might be viewed as "related" to proxy access in that they seek to provide a means for shareholders to take action. However, these provisions do not necessarily exist independently of one another. Rather, they operate within a carefully balanced framework that facilitates shareholder initiatives while minimizing the disruption and corporate expense associated with actions that seek to promote the interests of one group of shareholders at the expense of other shareholders. Implementation of proxy access therefore requires careful consideration of its impact on the corporation's broader governance profile.

The implementation of proxy access by the few companies that have done so demonstrates that there are a number of variables to be considered, requiring the exercise of a significant degree of judgment in determining both how the proxy access by-law should be structured and how proxy access should be balanced with other governance provisions. Regarding the proxy access provision alone, companies have included a variety of procedural safeguards, including, for example:

- restricting proxy access nominees to the extent a nominee, if elected, would cause noncompliance with the company's certificate of incorporation, by-laws, applicable state or federal law or the stock exchange(s) on which the company's securities are traded;
- restricting proxy access nominees that have been involved in criminal proceedings;
- defining, with great specificity, what it means for a shareholder to "own" company securities to satisfy the ownership threshold to be eligible to utilize proxy access;
- restricting proxy access nominees from future nominations if they withdraw or become ineligible for election at a prior meeting or receive less than a specified amount of votes for election at a prior meeting;
- requiring a "standstill" agreement from any person making a proxy access nomination that would prevent such person from making additional nominations or acquiring more than a specified additional amount of the company's securities; and
- requiring that any person making a proxy access nomination be current in its filings with the Commission concerning ownership of the company's securities.

In addition, companies have had to consider whether other by-law provisions designed to empower minority shareholders might require modification in order to balance the impact of proxy access. When Hewlett-Packard adopted a proxy access by-law earlier this year, for example, it also concluded that its provision allowing cumulative voting for directors should be inapplicable to a nominating shareholder seeking to cumulate its votes in favor of its nominee. The company reasoned that "combining cumulative voting with proxy access could result in the election of directors who are unsupported by, and who may not be committed to protecting the interests of, all stockholders." See Hewlett-Packard's proxy statement filed with the Commission on March 20, 2013 at p. 43.

Like Hewlett-Packard, the Company's By-Laws provide for cumulative voting for directors. In addition, the By-Laws allow shareholder action by written consent and allow holders of 20% of the Company's stock to call a special meeting of shareholders. Whether or to what extent any or all of these provisions are related to the Proposal is not addressed by the Proposal, nor does the Proposal address how any of these provisions should be "conformed" to the proposed proxy access by-law. Regarding cumulative voting, for example, it is unclear whether the Proposal would have the Company adopt, as Hewlett-Packard did, a By-Law provision requiring a shareholder who utilizes the proxy access By-Law to forego exercising its cumulative voting rights in favor of its nominee(s). While the Company would have to make numerous reasoned judgments in determining which By-Law provisions, if any, might warrant amendment to accommodate proxy access, there would be no way of knowing whether shareholders, in voting on the Proposal, envisioned the same amendments or expected the same balancing of interests.

Given the wide range of variation in other companies' implementation of proxy access, it is misleading for the Proposal simply to direct that "conforming" amendments be made to "related bylaws." As the examples above make clear, this directive utterly fails to inform the Company and its shareholders as to what implementation of the Proposal would entail. As a result, the actions taken by the Company in implementing the Proposal could significantly differ from what is anticipated by shareholders voting on the Proposal.

The staff consistently has taken the position that a shareholder proposal is excludable under Rule 14a-8(i)(3) as vague and indefinite if "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *See Staff Legal Bulletin No. 14B* (Sep. 15, 2004) ("SLB 14B"); *see also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail."). The staff also has taken the position that a proposal is vague and indefinite, and therefore excludable under Rule 14a-8(i)(3), where it is open to multiple interpretations, such that "any action ultimately taken by the [c]ompany upon implementation could be significantly different from the actions envisioned by shareholders voting on the proposal." *See Fuqua Industries, Inc.* (Mar. 12, 1991). In particular, the staff has permitted exclusion of proposals regarding the process and criteria for the nomination of directors where key aspects of the process or criteria are not clearly described by the proposal. See *Exxon Corp.* (Jan. 29, 1992) (permitting exclusion of proposal pertaining to specific director qualifications because "the proposal includes criteria toward that object that are vague and indefinite"); *Dow Jones & Co.* (Mar 9, 2000) (permitting exclusion of proposal requesting adoption of process for electing directors as "vague and indefinite"). For the same reasons, the Proposal is vague and indefinite and therefore is excludable under Rule 14a-8(i)(3).

The Proposal Conflicts with the Company's Current By-Laws

The staff has previously agreed that a "proxy access" proposal may be excluded under Rule 14a-8(i)(3) as vague and indefinite where the proposal would be inconsistent with a provision of the company's existing by-laws and does not explain how the inconsistency would be resolved. In *Staples, Inc.* (Apr. 13, 2012), the staff allowed exclusion of a proposed proxy access by-law amendment where the company's existing by-laws provided that the company had no obligation to include shareholder nominees in the company's proxy statement. The staff noted that the proposed by-law amendment, if approved, would result in inconsistent by-law provisions and that "the proposal [did] not address the conflict." As a result, the staff said, neither shareholders nor the company "would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." See also *Bank Mutual Corp.* (Jan. 11, 2005) (permitting exclusion of a proposal seeking a by-law amendment that would introduce a mandatory director retirement age of 72 years where the company's existing by-laws prohibited removal of a director without cause absent a vote of at least two-thirds of the company's shareholders).

A proposed by-law amendment that would conflict with the company's existing by-laws is excludable under Rule 14a-8(i)(3) even where the proposal is precatory. In *USA Technologies, Inc.* (Mar. 27, 2013), for example, the staff allowed exclusion of a proposal requesting that the board adopt a policy that the board chairman not have served as an executive officer of the company, where an existing by-law provided that the company's chief executive officer would also serve as board chairman. Because the proposal did not propose a change to the by-laws to resolve the conflict, the staff deemed the proposal to be vague and indefinite.

As in the above examples, the Proposal requests a By-Law amendment which would conflict with the existing By-Laws. For example, the Company's current By-laws require, in order for a shareholder to nominate a candidate for election to the board, compliance with both (1) Article II, Section 15 of the By-Laws, which, among other things, requires that a shareholder *nominator* provide to the Corporate Secretary of the Company advance notice of its intention and specified information about the nominator, the beneficial owner of the nominator's shares (if different), the nominator's affiliates and associates, any persons with whom the nominator is acting in concert, and the nominee;[1] and (2) Article II, Section 17 of the By-Laws, which

[1] Article II, Section 15 of the By-Laws provides the exclusive means by which shareholders may propose business at a meeting of shareholders (other than matters properly brought under Rule 14a-8 under the Exchange Act and

(Continued)

separately requires that each *prospective nominee* for service as a director provide to the Corporate Secretary of the Company a written questionnaire addressing the background and qualifications of the nominee and any person on whose behalf the nomination is being made and a written representation and agreement that, among other things, such person (a) is not and will not become a party to any of various types of agreement that might result in a conflict of interest or potential breach of fiduciary duty and (b) if elected, would be in compliance with the Company's corporate governance, conflict of interest, confidentiality and stock ownership and trading policies and guidelines (collectively, the "Nominee Questionnaire, Representation and Agreement"). Together, these distinct By-law provisions reflect the Board's considered judgments about important corporate governance matters, including the scope of information required from shareholder nominators and director nominees, the desirability of communicating separately with nominators and nominees to avoid potential miscommunications or misrepresentations resulting from dealings with intermediaries, and the importance of receiving required representations and agreements relating corporate compliance matters directly from prospective director nominees.

The by-law sought by the Proposal conflicts with the Company's current By-Laws in at least two important respects. First, the Proposal seeks to limit the information required to be furnished to the Company by the nominating shareholder. Article II, Section 15 of the By-Laws currently requires the nominator to provide extensive information about itself, the beneficial

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(Continued)

included in the Company's notice of meeting), and only persons who are nominated in accordance with the procedures set forth in Section 15(c) are eligible for election as directors at an annual meeting of shareholders. Section 15 requires that, for a shareholder to propose a nominee for election as a director, the shareholder must provide notice to the Company within a specified time period (generally no more than 120 days and no fewer than 90 days before the anniversary of the prior year's annual meeting). The notice must include, among other things: (i) information about the shareholder's ownership of Company securities (the "Ownership Information," which is defined in Article II, Section 15(d) of the By-Laws to include, among other things, the name and address of the shareholder, the number and class of securities beneficially owned, a description of any derivative securities owned by the shareholder which relate to the Company's securities, and any short positions in the Company's securities); (ii) information about the proposed nominee that would be required in a proxy statement or other filing required to be made in connection with solicitations of proxies for election of directors in a contested election pursuant to Section 14 of the Exchange Act; (iii) information regarding any compensatory or other relationships existing between the nominee and the shareholder, the shareholder's affiliates or associates, or persons acting in concert with the shareholder (e.g., Article II, Section 15(c) requires "a description of all direct and indirect compensation and other material monetary agreements, arrangements and understandings during the past three years, and any other material relationships, between or among [the nominating] shareholder and beneficial owner, if any, and their respective affiliates and associates, or others acting in concert therewith, on the one hand, and each proposed nominee, and his or her respective affiliates and associates, or others acting in concert therewith, on the other hand, including, without limitation all information that would be required to be disclosed pursuant to Rule 404 promulgated under Regulation S-K if the shareholder making the nomination and any beneficial owner on whose behalf the nomination is made, if any, or any affiliate or associate thereof or person acting in concert therewith, were the 'registrant' for purposes of such rule and the nominee were a director or executive officer of such registrant"); and (iv) the completed and signed Nominee Questionnaire, Representation and Agreement.

owner of the nominator's shares (if different), the nominator's affiliates and associates, any persons with whom the nominator is acting in concert, and the nominee. The Proposal, in contrast, limits the "Disclosure" to be provided to the Company (as defined in clause (b) of the Proposal) to information about the nominator (including a group of shareholders acting as a nominator) and the nominee only. The Proposal thus conflicts with the nature and amount of information currently required to be provided to the Company by a shareholder seeking to propose a nominee and makes no effort to resolve this conflict.

In addition, the current By-Laws require anyone nominated by a shareholder to deliver to the Corporate Secretary of the Company an executed Nominee Questionnaire, Representation and Agreement. The by-law sought by the Proposal, in contrast, would require only that the nominator (not the nominee) provide "Disclosure" (including information about the nominee) to the Company.[2] The Proposal thus would conflict with the existing requirement in Article II, Section 17 of the Bylaws that proposed nominees agree with the Company to avoid conflicts of interest and comply with the Company's policies and guidelines. The Proposal's conflict with this important protective provision is evidenced by the fact that, under the Proposal, the obligation to deliver the Disclosure regarding a nominee is imposed on the nominating shareholder, not the prospective nominee. The nominating shareholder would not, of course, be in a position to bind the nominee to the Nominee Questionnaire, Representation and Agreement.

For these reasons, adoption of the Proposal would result in irreconcilable conflicts and inconsistencies within the By-Laws. As in *Staples* and *USA Technologies*, the Proposal makes no adequate effort to resolve these conflicts and inconsistencies. Accordingly, we believe, consistent with the staff's rationale in the cited letters, that the Proposal may be excluded under Rule 14a-8(i)(3) as vague and indefinite because the Proposal is inconsistent with the Company's existing By-Laws and does not explain how the inconsistency would be resolved.

To the extent that the Proposal's passing reference to the need for "conforming amendments to related bylaws" is intended to "reconcile" these conflicts, the reference fails in its objective. The Proposal does not identify what the conflicts are or how they would be "conformed" to the Proposal, This omission renders the Proposal inherently vague and indefinite, as there are a variety of ways in which the By-Laws might be amended to "conform" to the Proposal. The By-Laws might be amended, for example, to apply the Proposal's procedures to shareholder nominations proposed for inclusion in the Company's proxy statement, while keeping the current procedures intact for all other shareholder nominations (such that the current procedures would no longer be the "exclusive" means of nominating directors). Alternatively, the By-Laws might be amended to impose the Proposal's procedures on all nominations by shareholders, thus reducing the information required to be provided by nominating shareholders

[2] The lead-in language preceding clauses (a), (b) and (c) of the Proposal states that the requested "bylaw should provide that a *Nominator* must..." (emphasis added) satisfy the specified requirements, including providing "Disclosure" to the Company about the Nominator and its nominee.

and eliminating the need for nominees to execute and deliver to the Corporate Secretary a Nominee Questionnaire, Representation and Agreement.

Accordingly, even if the Proposal's vague reference to "conforming amendments to related bylaws" were somehow deemed an effort to resolve the inconsistencies between the Proposal and the current By-Laws, the Proposal fails to inform either shareholders or the Company which provisions of the By-Laws should be amended or how they should be conformed. As a result, neither shareholders nor the Company would "be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *See* SLB 14B.

CONCLUSION

For all of the reasons stated above, it is our view that the Company may exclude the Proposal from its 2014 proxy materials pursuant to Rule 14a-8(i)(3). We request the staff's concurrence in our view or, alternatively, confirmation that the staff will not recommend any enforcement action to the Commission if the Company so excludes the Proposal.

If you have any questions or need additional information, please feel free to contact me at (202) 637-5737. When a written response to this letter is available, I would appreciate your sending it to me by e-mail at Alan.Dye@hoganlovells.com and by fax at (202) 637-5910.

Sincerely,



Alan L. Dye

Enclosures

cc: Michael Pryce-Jones (CtW Investment Group)
Lydia Mathas (Walgreen Co.)
Mark L. Dosier (Walgreen Co.)

Exhibit A

Copy of the Proposal and Related Correspondence

CtW Investment Group

July 22, 2013

Walgreen Co
Attention: Thomas Sabatino, Jr. Corporate Secretary
Walgreen Co.
108 Wilmot Road,
Deerfield,
Illinois 60015.

Dear Mr. Sabatino:

On behalf of the CtW Investment Group ("CtW"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Walgreen Co. ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations.

CtW is the beneficial owner of approximately 161 shares of the Company's common stock, which been held continuously for more than a year prior to this date of submission. The Proposal requests that the company adopt a "proxy access" bylaw that requires the Company to include any proxy materials prepared by a shareholder meeting that meets the criteria outlined in the proposal.

CtW intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact Michael Pryce-Jones, Senior Governance Analyst, at (202) 262-7437 or michael.pryce-jones@changetowin.org. Copies of correspondence or a request for a "no-action" letter should be forwarded to Mr. Pryce-Jones in care of the CtW Investment Group, 1900 L St. NW, Suite 900, Washington, DC 20036.

Sincerely,



Dieter Waizenegger
Executive Director, CtW Investment Group

Resolved: The shareholders of Walgreens hereby ask our Board to adopt a "proxy access" bylaw, with conforming amendments to related bylaws, that require Walgreens to include in any proxy materials prepared for a shareholder meeting at which directors will be elected, the name, Disclosure and Statement (as defined herein) of any person nominated for election to the Board by a shareholder or group thereof (the "Nominator") that meets the criteria set out below. Walgreens shall allow shareholders to vote on such nominee(s) on Walgreens' proxy card.

The number of shareholder-nominated candidates appearing in proxy materials shall not exceed 20 percent of the number of directors then serving. This bylaw should provide that a Nominator must:

(a) Have beneficially owned 3 percent or more of Walgreens' outstanding common stock continuously for at least three years before the nomination is submitted;

(b) Give Walgreens written notice within the time period identified in Walgreens' bylaws, of information required by the bylaws and any rules of the Securities and Exchange Commission about (i) the nominee, including his or her consent to being named in the proxy materials, to serving as a director if elected, and to public disclosure of data required by Walgreens' bylaws; and (ii) the Nominator, including proof of ownership of the required shares (the "Disclosure"); and

(c) Certify that (i) it assumes liability stemming from any legal violation arising out of the Nominator's communications with shareholders, including the Disclosure and Statement; (ii) it will comply with all applicable legal requirements in its own soliciting material; and (iii) to the best of its knowledge, the required shares were acquired in the ordinary course of business and not to change or influence control at Walgreens.

The Nominator may submit with the Disclosure a supporting statement not exceeding 500 words (the "Statement"). The Board shall adopt procedures for timely resolving disputes over whether the notice of a nomination, Disclosure and Statement satisfy the bylaw and any applicable regulations, and the priority to be given to multiple nominations exceeding the 20 percent limit.

Supporting Statement

The process proposed here adopts the strict 3 percent and 3-year eligibility threshold the SEC adopted in its now-vacated 2010 proxy access rule. The 20 percent limit on shareholder-nominated candidates will prevent abuse, we believe, and is the limit that Hewlett-Packard's board proposed to its shareholders in 2013 in a proxy access bylaw that was overwhelmingly adopted.

We believe long-term Walgreens owners should have a more meaningful voice in nominating and electing directors. We think that the need for board oversight is particularly important at this time, given the seemingly significant changes in Walgreens' strategic focus, as evidenced by the pending transaction with Alliance Boots and the recent acquisition of a stake in drug wholesaler AmerisourceBergen.

James W. McClelland
Senior Vice President

Wealth Management
590 Madison Avenue
11th Floor
New York, NY 10022

direct 212 307 2845
fax 800 858 7358
toll free 800 544 1544

james.w.mcclelland@morganstanley.com

Morgan Stanley

July 22, 2013

Overnight and Fax 847-914-3777

Attention: Thomas Sabatino, Jr. Corporate Secretary
Walgreen Co.
108 Wilmot Road,
Deerfield,
Illinois 60015.

Dear Corporate Secretary,

Please be advised that Morgan Stanley holds 161 shares of Walgreen Co ("Company") common stock beneficially for the CTW Investment Group (CTW), the proponent of a shareholder proposal submitted to the Company on July 22, 2013, in accordance with Rule 14(a)-8 of the Securities and Exchange Act of 1934. The requisite shares of the Company's stock held by CTW have been held for at least one year from the date of submission of the proposal on July 22, 2013, shares having been held continuously for more than a year. CTW intends to hold those shares through the date of the Company's 2014 annual shareholders' meeting.

If any other additional information is required please feel free to contact me.

Sincerely,



James W. McClelland